Poddico, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Poddico, Inc.

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 8, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	84,834	19,648
Related Party Receivable	10	-
Total Current Assets	84,844	19,648
TOTAL ASSETS	84,844	19,648
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	190,444	97,716
Payroll Liabilities	113,002	-
Related Party Notes	50,000	-
Current Portion of SBA Loan	36,957	-
3rd Party Notes	50,000	-
Accrued Interest	21	
Total Current Liabilities	440,424	97,716
Long-term Liabilities		
SBA Loan	16,733	-
Related Party Loan	-	6,000
Future Equity Obligations	934,980	669,980
Total Long-Term Liabilities	951,713	675,980
TOTAL LIABILITIES	1,392,137	773,696
EQUITY		
Accumulated Paid-in Capital	104,750	104,750
Deferred Equity Compensation	(7,146)	(11,229)
Accumulated Deficit	(1,404,897)	(847,570)
Total Equity	(1,307,292)	(754,049)
TOTAL LIABILITIES AND EQUITY	84,844	19,648

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	31,293	66,283
General and Administrative	351,002	299,677
Research and Development	139,422	481,324
Total Operating Expenses	521,717	847,284
Operating Income	(521,717)	(847,284)
Other Expenses		
Interest Expense	39,100	285
Other Income		
Grants and Other	3,490	-
Provision for Income Tax	-	-
Net Income	(557,327)	(847,569)

Statement of Cash Flows

	Year Ended December 31,	
	2020	2019
OPERATING ACTIVITIES		
Net Income	(557,327)	(847,569)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	92,728	97,716
Accrued Payroll Liabilities	113,002	-
Accrued Interest	21	-
Non-cash Equity Compensation	4,083	1,021
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	209,834	98,737
Net Cash provided by Operating Activities	(347,493)	(748,832)
INVESTING ACTIVITIES		
Loans to Shareholders	(10)	-
Net Cash provided by Investing Activities	(10)	-
FINANCING ACTIVITIES		
Related Party Loan Proceeds	50,000	6,000
Related Party Loan Payments	(6,000)	-
3rd Party Loans	50,000	-
SAFE Issuances	265,000	669,980
SBA Loan Proceeds	53,690	-
Additional Paid in Capital	-	92,500
Net Cash provided by Financing Activities	412,690	768,480
Cash at the beginning of period	19,648	-
Net Cash increase (decrease) for period	65,187	19,648
Cash at end of period	84,834	19,648

Statement of Changes in Shareholder Equity

	Common Stock, # of Shares	$.0001 Par	Additional Paid-in Capital	Deferred Compensation	Retained Earnings	Total Shareholder Equity
Balance on January 1, 2019	-	-	-	-	-	-
Issuance of Common Stock	8,000,000	-	17,500	-	-	17,500
Restricted Stock Issuance	1,270,587	-	87,250	(11,229)	-	76,021
Net Income	-	-	-	-	(847,570)	(847,570)
Balance on December 31, 2019	9,270,587	-	104,750	(11,229)	(847,570)	(754,049)
Stock Compensation Expense	-	-	-	4,083	-	4,083
Net Income	-	-	-	-	(557,327)	(557,327)
Balance on December 31, 2020	9,270,587	-	104,750	(7,146)	(1,404,897)	(1,307,292)

Poddico, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Poddico, Inc ("the Company") was formed in Delaware on July 29th, 2019. The company plans to earn revenue via the sale of a custom toilet seat adapter that brings a non-invasive and affordable solution to monitor and optimize people's health.

The company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no fixed or variable interest in any other entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

   a.   the customer simultaneously receives and consumes the benefits as the entity performs;
   b.   the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
   c.   the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The company did not own any equipment as of the date of these financials.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The company obtained a $50K loan from a shareholder due June 2021 bearing interest at 15%.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Related Party Notes – See note 3.

SBA Loan – The company had outstanding $53,690 in loans under the Paycheck Protection Program. The loans accrue interest at 1% and are due in 2021 and 2020. The company expects this loan to be forgiven in full.

3rd Party Notes – The company obtained a $50K loan from a 3rd party due June 2021 bearing interest at 15%.

Future Equity Obligations - During the periods ending December 31, 2019 and 2020, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties and shareholders. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company per the terms of the agreement. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $10M – 17.5M.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	136,957
2022	16,733
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. 9,270,587 shares were issued and outstanding as of 2020.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 8, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.